

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2012

VIA E-Mail
Mr. Carter R. Todd
Executive Vice President, General Counsel, and Secretary
Ryman Hospitality Properties, Inc.
One Gaylord Drive
Nashville, Tennessee 37214

      Re: Gaylord Entertainment Company
                Form 10-K for the year ended December 31, 2011
                Filed on February 24, 2012
                File No. 001-13079

Dear Mr. Carter R. Todd:

      We completed our review of your Form 10-K filing on August 20, 2012. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Kevin Woody

                    Kevin Woody
                    Branch Chief